UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2012

Commission File Number 001-35123

Golar LNG Partners LP

(Exact name of Registrant as specified in its Charter)

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.  Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).  Yes  ☐  No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).  Yes  ☐  No  ☒

ITEM 1—INFORMATION CONTAINED IN THIS FORM 6-K REPORT

On July 16, 2012, Golar LNG Partners LP (the “Partnership”) closed its previously announced offering of 5,500,000 common units representing limited partner interests in the Partnership (“Common Units”) pursuant to an Underwriting Agreement dated July 10, 2012, among the Partnership, the Underwriters named therein and certain other parties.  Additionally, the Underwriters exercised their option to purchase an additional 825,000 Common Units in full.  Therefore, the total number of Common Units sold to the Underwriters was 6,325,000.  The Underwriting Agreement is attached hereto as Exhibit 1.1.  Attached as Exhibit 99.1 is a copy of the press release of the Partnership dated July 16, 2012 relating to the closing of the offering.

As previously announced, Golar LNG Limited agreed to purchase directly from the Partnership in a private placement 969,305 Common Units at a price of $30.95 per unit pursuant to a Unit Purchase Agreement, dated July 10, 2012.  The private placement closed on July 16, 2012.  The Unit Purchase Agreement is attached hereto as Exhibit 10.1.

Also as previously announced, the Partnership has entered into a Purchase, Sale and Contribution Agreement dated July 9, 2012, pursuant to which the Partnership has agreed to purchase from Golar LNG Limited and Golar Energy Limited ownership interests in the subsidiaries that own and operate the Nusantara Regas Satu and the related mooring facilities (the “Nusantara Regas Satu Acquisition”), for an aggregate purchase price of $385.0 million.  The Purchase, Sale and Contribution Agreement is attached hereto as Exhibit 10.2.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-181094), ORIGINALLY FILED WITH THE SEC ON MAY 2, 2012.

ITEM 6—EXHIBITS

The following exhibits are filed as part of this Report:

1.1  Underwriting Agreement dated July 10, 2012.

5.1  Opinion of Watson, Farley & Williams (New York) LLP.

8.1  Opinion of Vinson & Elkins LLP relating to tax matters.

8.2  Opinion of Watson, Farley & Williams (New York) LLP relating to tax matters.

10.1 Unit Purchase Agreement, dated July 10, 2012.

10.2 Purchase, Sale and Contribution Agreement dated July 9, 2012.

99.1 Press Release dated July 16, 2012.

1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GOLAR LNG PARTNERS LP

Date: July 16, 2012	By:	/s/ Graham Robjohns

Graham Robjohns
Principal Executive Officer

2